UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated September 10, 2018: Safe Bulkers, Inc. Agrees with Cosco Shipping Heavy Industry Co. Ltd. to Install Alfa Laval PureSOx Scrubbers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2018

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Agrees with Cosco Shipping Heavy Industry Co. Ltd. to Install

Alfa Laval PureSOx Scrubbers

Monaco – September 10, 2018 -- Safe Bulkers, Inc. (the Company) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has agreed with Cosco Shipping Heavy Industry Co. Ltd., (Cosco), a detailed schedule within 2019 for the installation of Alfa Laval PureSOx scrubbers in about half of the Company’s fleet mainly in medium size vessels, Kamsarmax to Post-Panamax class.

More specifically the Company will install scrubbers in five Kamsarmax class vessels, in thirteen Post-Panamax class vessels and in the recently acquired Cape-size class vessel while it maintains an option for an additional scrubber.

All preparatory engineering works are in progress targeting to initiate the first installation in second quarter of 2019 and the last installation in the fourth quarter of 2019, opting for having about half of Company’s fleet operated with Heavy Fuel Oil and the other half, consisting mainly of smaller more fuel efficient vessels, with compliant low sulfur fuels.

Minimization of down time is expected to be achieved through: i) prefabrication of piping and foundation, ii) selection of shipyard with track record in the specific system, iii) installation in group of sister vessels which will permit shorter times after the lead vessel and iv) installation for ten vessels, during their scheduled dry-docking in 2019 which is part of their special survey. Contractually, the expected down time for scrubber installation is 32 days for the first vessel and 30 days for the remaining vessels, while the down time during a scheduled dry docking as part of special survey is about 15 to 20 days. During the same period ERMA First Ballast Water Treatment System (BWTS) will also be installed, achieving full compliance with IMO regulation Marpol Annex VI, as well as with Ballast Water Management Convention and EPA regulation for Ballast Water Treatment Systems.

The scrubber and the related expenditure for prefabrication and installation is expected to be in aggregate of about $2.0 million per medium size vessel.

This investment will be financed from cash on hand and additional debt.

Cosco is the biggest group in China in terms of annual turnover for ship repair projects, comprised of five ship repair groups including Guangdong, Shanghai, Nantong, Zhousan and Dalian and has extensive experience in ballast water treatment system and scrubbers installation projects.

Alfa Laval is a leading global provider of first-rate products mainly in energy, environment, marine and food.

Erma First BWTS is a United States Coast Guard approved full flow electrolysis system, which has already been successfully installed in four of our vessels, while four more installations are expected to be concluded during scheduled dry dockings this year.

Loukas Barmparis, President of the Company commented: “The retrofit of scrubbers is a demanding job involving the selection of reliable and durable equipment from manufacturer with extensive track record, detailed engineering studies and high quality of installation which should lead to reliable operations for years to come. Our technical department has worked extensively in all those areas in order to make possible the timely delivery at the required standards, within the budgeted costs for nineteen vessels with scrubbers within 2019, minimizing the down time. We are happy to cooperate with Cosco and Alfa Laval for this project and we believe that we will enjoy a short pay-back period for this investment based on price differential between HFO and compliant fuels after January 1st, 2020”.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com